Exhibit 99.1


            Origin Agritech Limited Reports Financial Results for the
                      Nine Months Ended September 30, 2006

       Provides Revenue Guidance of $80 - $90 Million for Fiscal Year 2007

Nine Months Ended September 30, 2006 versus Nine Months Ended September 30, 2005


     -- Revenues increased 151% to RMB523.00 million (US$66.2 million)

     -- Operating income rose 51% to RMB56.29 million (US$7.1 million)

     -- Net income up 118.6% to RMB76.33 million (US$9.7 million)


     BEIJING--(BUSINESS WIRE)--Jan. 29, 2007--Origin Agritech Limited (NASDAQ:
SEED) ("Origin" or the "Company"), a vertically-integrated supplier of hybrid crop seeds in China, today announced unaudited financial results for the nine-months ended September 30, 2006. These results include, on a consolidated basis, the results of Denong Zhengcheng Seed Company, Ltd. ("Denong"), a developer, producer, and marketer of rice, corn, canola, and corn hybrids in the southwest region of China in which Origin owned a 52.21% equity interest during the period. Origin increased its equity interest in Denong to approximately 95% effective October 2006. These unaudited nine-month results reflect the Company's financial results during the transitional period of January 1, 2006 to September 30, 2006, resulting from the previously announced change in fiscal year end to September 30. The Company's 2007 fiscal year started on October 1, 2006 and will end on September 30, 2007. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

     Revenues for the nine months ended September 30, 2006 increased by 151.0% to RMB523.00 million (US$66.2 million) from RMB208.38 million (US$25.8 million) in the same period of 2005. Income from operations in the nine months ended September 30, 2006 was RMB56.29million (US$7.1 million), compared with income from operations of RMB37.29 million (US$4.61 million) in the same period of 2005, an increase of 51%. Net income for the nine-months ended September 30, 2006 rose 118.6% to RMB76.33 million (US$9.7 million), or RMB3.03 (US$0.38) per diluted share on approximately 25.2 million shares outstanding, from net income of RMB34.9 million (US$4.3 million).

     Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, "We are proud of the positive growth trends illustrated by both our top-line and bottom-line results for the fiscal 2006 nine-month period ended September 30, 2006. As expected, our revenues for the fiscal 2006 nine-month period ended September 30, 2006 are not materially different from the six-month period ended June 30, 2006. This is because minimal revenues were generated during the three-month period ended September 30 due to the fact that crops were growing and awaiting harvest. While revenues were minimal during the three month period ended September 30, operating expenses continued to be incurred, as we expanded our operations in anticipation of gaining additional market share near term."

     FINANCIAL RESULTS OVERVIEW

     Revenues

     Revenues for the nine months ended September 30, 2006 were RMB523.00 million (US$66.2 million) including RMB153.41 million (US$19.4 million) of revenues contributed by Denong. Exclusive of Denong, revenues increased 77.4% to RMB369.59 million (US$46.76 million) from RMB208.38 million (US$25.8 million) in the same period of 2005. Origin has provided unaudited supplemental twelve-month figures (see "Supplemental Twelve Month Data") to provide a better understanding of consecutive full year results.

     Gross Profit

     Gross profit for the nine months ended September 30, 2006 increased to RMB164.20 million (US$20.8 million), or 31.4% of revenues, from RMB81.9 million (US$10.1 million), or 39.3% of revenues in the same period in 2005. Gross profit as a percentage of revenues declined due to the inclusion of Denong. Origin expects that Denong's gross margin will show continued improvement in fiscal year 2007.

     Exclusive of Denong, gross profit increased 64.5% to RMB134.82 million (US$17.05 million), or 36.5% of revenues in the nine month period ended September 30, 2006, from RMB81.96 million (US$10.1 million), or 39.3% of revenues, in the same period in 2005. Origin has provided supplemental, unaudited twelve-month data to help elucidate the comparision between consecutive twelve-month periods.

     Operating Expenses

     Total operating expenses increased by 141.57% to RMB107.91 million (US$13.7 million) for the nine months ended September 30, 2006 from RMB44.67 million (US$5.52 million) in the same period of 2005. This was primarily due to the following:

     -- The inclusion of RMB33.71 million (US$4.3million) of operating expenses related to Denong. Exclusive of Denong, Origin's operating expenses increased 66.1% to RMB74.20 million (US$9.38 million).

     -- Higher professional fees totaling approximately RMB13.08 million (US$1.63 million) related to stock listing fees, initiation of Sarbanes-Oxley compliance, and initiation of stock based compensation; these expenses did not occur in the comparable period of 2005.

     Excluding these charges, operating expenses increased by 36.9% to RMB61.15 million (US$7.74 million).

     Net Income

     Net income for the 2006 nine-month period was RMB76.33 million (US$9.7 million), or RMB3.03 (US$0.38) per diluted share, as compared to RMB34.9 million (US$4.3 million) in the nine-month period 2005. Net loss from Denong was RMB2.08 million (US$0.26 million). The acquisition of Denong diluted Origin's earnings per share by RMB0.08 (US$0.01) during this period.

     BALANCE SHEET

     Origin's balance sheet at September 30, 2006 included cash and cash equivalents of RMB140.95 million (US$17.83 million) as of September 30, 2006, working capital of RMB208.81 million (US$26.42 million), shareholders' equity of RMB458.57 million, ($58.02 million) and minimal long-term debt. Origin's net cash position declined from RMB237.83 million (US$29.47 million) at December 31, 2005 mainly as a result of investments in US Government Agency bonds amounting to RMB146.8 million (US$18.6 million) as of September 30, 2006.

     FISCAL 2007 GUIDANCE

     Based on its current outlook, and existing and anticipated business conditions, Origin expects to report revenues for the fiscal year ending September 30, 2007 of between RMB632million (US$80 million) and RMB711million (US$90 million). This guidance is based on the assumptions of continued strong performance in Origin's base business, continued revenue growth at Denong, the introduction and growth in the sale of proprietary seeds, and certain market conditions out of the control of the Company. This guidance does not take into account any acquisitions during fiscal year 2007.

     SUPPLEMENTAL TWELVE-MONTH DATA

     In order to provide a better understanding of Origin's growth, the Company is providing unaudited supplemental data for the twelve-month period beginning October 1, 2005 to September 30, 2006 and beginning October 1, 2004 to September 30, 2005.

     During the period October 1, 2005 to September 30, 2006, revenues increased 75.7% to RMB521.91 million (US$66.03 million) from RMB296.97 million (US$36.70 million) in the period October 1, 2004 to September 30, 2005. Exclusive of the results of Denong, revenues for the twelve months ended September 30, 2006 increased 24.1% to RMB368.50 million (US$46.62 million) from RMB296.97 million (US$36.70 million) in the year ended September 30, 2005.

     The delivery of crop seeds increased 56.6% to 58.1 million kilograms in fiscal year 2006 from 37.1 million kilograms in the same period of 2005. Excluding Denong, deliveries increased 16.8% to 43.4 million kilograms in fiscal year 2006 from 37.1 million kilograms in fiscal year 2005.

     Gross profit increased 29.0% in fiscal year 2006 to RMB160.36 million (US$20.29 million) from RMB124.32 million (US$15.36 million) in the same period of 2005.

     Net income decreased 7.2% in the twelve-month period of 2006 to RMB57.82 million (US$7.32 million) from RMB62.27 million (US$7.70 million) in the prior year. Excluding Denong, net income for the twelve months ended September 30, 2006 decreased 3.8% to RMB59.90 million (US$7.58 million) from RMB62.27 million (US$7.70 million) in the same period last year. As mentioned, Denong diluted earnings per share by RMB0.08 (US$0.01) during this period. As margins are increased and the company is fully integrated, Origin expects Denong's performance to be improved significantly.

     Net income during the period was also affected by higher professional fees and stock based compensation expenses which did not occur in the previous twelve-month period ended September 30, 2005. Higher expenses related to the listing and auditing fees totaled RMB13.73 million (US$1.73 million). Stock based compensation expense totaled RMB 4.13 million (US$0.52million). Exclusive of the Denong acquisition and above fees, net income increased 24.9% to RMB
77.76 million (US$9.83 million).

     BUSINESS OVERVIEW

     Dr. Han continued, "About 9 years after its founding, Origin is one of the largest integrated hybrid seed companies in China. We have accomplished this through a combination of product development, effective production, distribution, outstanding sales & marketing, comprehensive customer service, and strategic acquisitions. We see significant growth opportunities ahead, and are confident that our business model and growth initiatives will continue to advance Origin towards our goal of becoming a leading integrated producer of hybrid crop seeds in China, and gradually becoming a major player internationally."

     Dr. Han highlighted the following:

     -- Product Overview and Pipeline: During 2006, Origin sold 97 hybrid seed products into the market, up from 39 in 2005. This reflects the expanded breadth and depth of the Company's product portfolio, and the opportunity to strengthen relationships with distributors by offering a hybrid seed catalog that is among the most complete in China. During 2006, Origin received approval to sell 6 new proprietary hybrid seeds, and introduced 116 new proprietary seeds into the government testing and approval cycle. Origin currently has 164 seeds in the various stages of the government cycle, and is hopeful that at least 8 new seeds will be approved in 2007.

     -- Proprietary Seeds: Origin's proprietary seed products accounted for approximately 11.5% of revenues for the fiscal 2006 nine-month period ended September 30, 2006, up from 6% in the same period in 2005. Origin expects that the number of proprietary seeds it sells will increase as new product approvals are obtained.

     -- Acquisition Outlook: Acquisitions remain a vital part of Origin's growth strategy. The Company plans to evaluate and if feasible acquire synergistic targets with unique asset portfolios, especially strong R & D resources, strategic product lines, and distribution networks. Over the next few years Origin foresees acceleration in the rate of consolidation of the hybrid seed industry in China. The Company believes that it remains well positioned to capitalize upon these opportunities.

     -- Genetically Modified ("GM") Products: Origin has leveraged its own R & D team and academic relationships, and increased its stake in Biocentury Transgene (China) Co., Ltd. ("Biocentury Transgene") to 34%, which controls the Chinese BT Gene, to ensure that Origin's GM technology will be ready in advance of any market development that is created in China. Origin has also founded a biotech research center actively working on seeds containing traits for herbicide resistance, drought resistance, cold weather resistance, salt resistance, and cotton fiber strength. Origin expects these trait families, once developed and available commercially, will add significant value to the Chinese farming community once available.

     UNAUDITED RESULTS

     Origin believes that these unaudited results materially reflect its operations for the nine months ended September 30, 2006. On January 16, 2007 Origin announced that it would issue audited financial results for the nine months ended September 30, 2006 prior to the opening of the stock market on Monday, January 29, 2007, and that management would conduct a conference call that morning at 9:00 am Eastern Time to discuss the audited financial results. However, the Company is in the process of performing closing procedures. Although not anticipated, the unaudited financial results released today are subject to audit adjustments which may have a material impact on Origin's audited financial results for the same period.

     CONFERENCE CALL

     Management will conduct a conference call this morning at 9:00 am Eastern Time to discuss these results. Interested parties may participate in the call by dialing (888) 751-6344 (Domestic) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available after the call. Listeners may dial (800) 642-1687 (Domestic) or (706) 645-9291 (International) and use the code 5825817 for the replay. In addition, the conference call will be broadcast live over the internet. To listen to the live call on the internet, please go to http://audioevent.mshow.com/318157 at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream replay will be available after the call.

     ABOUT ORIGIN

     Founded in 1997, Origin specializes any owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had introduced ten new proprietary corn hybrids, six new proprietary rice hybrids and two new proprietary canola hybrids to the market.

     FORWARD LOOKING STATEMENTS

     This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations (such as our anticipated range of revenues for the fiscal year 2007), assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on July 14, 2006. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


                CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except share data)

                              Nine months ended September 30,
                      ------------------------------------------------
                            2005        2005        2006         2006
                             RMB         US$         RMB          US$
                      (Unaudited) (Unaudited) (Unaudited)  (Unaudited)

Revenues                 208,380      25,751     522,999       66,169
Cost of revenues        (126,418)    (15,623)   (358,804)     (45,395)
                      ----------- ----------- ----------- ------------

Gross profit              81,962      10,128     164,195       20,774
                      ----------- ----------- ----------- ------------

Operating expenses:
  Selling and
   marketing             (18,993)     (2,347)    (49,651)      (6,282)
  General and
   administrative        (19,712)     (2,436)    (45,111)      (5,707)
  Research and
   development            (5,963)       (737)    (13,144)      (1,663)
                      ----------- ----------- ----------- ------------

Total operating
 expenses                (44,668)     (5,520)   (107,906)     (13,652)
                      ----------- ----------- ----------- ------------

Other operating
 income
                      ----------- ----------- ----------- ------------

Income from
 operations               37,294       4,608      56,289        7,122
Interest expense          (1,443)       (178)     (5,005)        (633)
Share of earnings in
 equity investee
 companies                   305          38      12,828        1,623
Interest income              421          52       8,783        1,111
Other income                  62           8       2,893          366
                      ----------- ----------- ----------- ------------

Income before income
 taxes and minority
 interests                36,639       4,528      75,788        9,589
Income tax expense
  Current                 (1,563)       (193)     (1,428)        (181)
  Deferred                   358          44       1,061          135
                      ----------- ----------- ----------- ------------

Income tax expense        (1,205)       (149)       (367)         (46)
                      ----------- ----------- ----------- ------------

Income before
 minority interests       35,434       4,379      75,421        9,543
Minority interests          (510)        (63)        910          115
                      ----------- ----------- ----------- ------------

Net income                34,924       4,316      76,331        9,658
                      =========== =========== =========== ============

Net income per share
 - basic                  RMB3.49     US$0.43     RMB3.25      US$0.41
                      =========== =========== =========== ============

Net income per share
 - diluted                RMB3.49     US$0.43     RMB3.03      US$0.38
                      =========== =========== =========== ============

Shares used in
 calculating basic
 net income per share 10,000,000  10,000,000  23,472,910   23,472,910
                      =========== =========== =========== ============

Shares used in
 calculating diluted
 net income per share 10,000,000  10,000,000  25,187,753  25,187, 753
                      =========== =========== =========== ============


                     CONSOLIDATED BALANCE SHEETS
                            (In thousands)

                             December 31,           September 30,
                        ---------------------- -----------------------
                              2005       2005        2006        2006
                               RMB        US$         RMB         US$
                         ----------
Assets                                         (Unaudited) (Unaudited)
Current assets:
  Cash and cash
   equivalents             237,828     29,471     140,953      17,833
  Debt securities                -          -     146,816      18,575
  Accounts receivables,
   less allowances for
   doubtful amounts of
   RMBNil and RMB1,388
   as of December 31,
   2005 and September
   30, 2006 respectively         -          -      12,467       1,577
  Due from related
   parties                   3,373        418       6,868         869
  Advances to suppliers)    38,626      4,786       3,559         451
  Advances to growers            -          -      49,250       6,230
  Inventories              355,699     44,077     343,575      43,468
  Income tax recoverable     3,366        417       2,186         277
  Prepaid expenses and
   other current assets     10,334      1,280      12,766       1,615
                         ---------- ---------- ----------- -----------

Total current assets       649,226     80,449     718,440      90,895
Land use rights, net        16,616      2,059      16,923       2,141
Plant and equipment, net   104,987     13,010     125,425      15,869
Equity investments          16,830      2,086      38,888       4,920
Goodwill                         -          -      10,900       1,379
Due from related parties         -          -       6,500         822
Acquired intangible
 assets, net                 4,778        592      29,878       3,780
Deferred income tax
 assets                        327         41       4,042         511
Other assets                 6,005        744      33,130       4,191
                         ---------- ---------- ----------- -----------

Total assets               798,769     98,981     984,126     124,508
                         ========== ========== =========== ===========

Liabilities, minority
 interests and
 shareholder's equity
Current liabilities:
  Short-term borrowings     63,000      7,807     253,000      32,009
  Accounts payable          28,823      3,572      22,012       2,785
  Due to growers            66,195      8,203      38,794       4,908
  Due to related parties     1,938        240      10,335       1,308
  Advances from
   customers               102,743     12,731      76,143       9,633
  Deferred revenues        181,583     22,501      24,101       3,049
  Income tax payable        39,251      4,864      39,059       4,942
  Other payables and
   accrued expenses         16,083      1,993      46,187       5,840
                         ---------- ---------- ----------- -----------

Total current
 liabilities               499,616     61,911     509,631      64,474

Long-term borrowings         1,880        233       1,880         238
Other long-term
 liability                   2,872        356       1,000         127
                         ---------- ---------- ----------- -----------

Total liabilities          504,368     62,500     512,511      64,839

Minority interests           3,234        401      13,049       1,651

Commitments and
 contingencies

Shareholder's equity:
  Preferred stock (no
   par value;1,000,000
   shares authorized,
   none issued)                  -          -           -           -
  Common stock (no par
   value; 60,000,000
   shares authorized,
   18,203,193 shares
   issued and
   outstanding as of
   December 31, 2005;
   23,472,910 shares
   issued and
   outstanding as of
   September 30, 2006 )          -          -           -           -
  Additional paid-in
   capital                 246,093     30,494     340,810      43,119
  Retained earnings         45,465      5,634     121,796      15,410
  Accumulated other
   comprehensive loss         (391)       (48)     (4,040)       (511)
                         ---------- ---------- ----------- -----------

Total shareholders'
 equity                    291,167     36,080     458,566      58,018
                         ---------- ---------- ----------- -----------

Total liabilities,
 minority interests and
 shareholders' equity      798,769     98,981     984,126     124,508
                         ========== ========== =========== ===========


     CONTACT: Origin Agritech Limited
              Jeff Wang, Chief Financial Officer, 0086-10-5890-7518
              Or
              Investor Relations:
              The Equity Group Inc.
              Devin Sullivan, 212-836-9608